Exhibit 99.1
ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE FULL YEAR & FOURTH QUARTER 2015

Record Subscriber Growth of 131k in 2015 with Revenue of $176m & EBITDA of $53m

AZOUR, Israel – February 24, 2015 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2015.

Highlights of 2015
•	Record net subscribers adds during 2015 amounted to 131 thousand, ending the year with 948 thousand subscribers;
•	Full year revenue reached $176 million;
•	Gross and operating margins of 51.2% and 23.1%, respectively;
•	EBITDA of $52.6 million or 30.0% of revenues;
•	Generated $35.9 million in operating cash flow;
•	Total dividends of $16 million issued to shareholders for 2015;
•	Ended 2015 with $28.9 million in net cash (including marketable securities);

Highlights of the Fourth Quarter
•	Strong net subscribers adds in the quarter amounting to 33 thousand;
•	Revenue of $43.8 million;
•	Gross margins of 50.9% and operating margins at 23.6%;
•	EBITDA of $14.2 million or 32.3% of revenues;
•	Generated $7.7 million in operating cash flow;
•	Dividend of $6.5 million declared for the quarter;

Fourth Quarter 2015 Results
Revenues for the fourth quarter of 2015 were $43.8 million, representing an increase of 1% from revenues of $43.5 million in the fourth quarter of 2014. The significant strengthening of the US Dollar versus the Brazilian Real, Argentinean Peso as well as the Israeli Shekel, compared with the level during the fourth quarter of 2014 reduced the overall revenue level in US Dollars. Excluding the exchange rate impact, the increase in revenues would have been 20% over the fourth quarter of last year. 73% of revenues were from location based service subscription fees and 27% from product revenues.

Revenues from subscription fees decreased 3% over the same period last year. In local currency terms, subscription fees increased 22%, primarily due to the growth in the subscriber base which expanded from 817,000 as of December 31, 2014, to 948,000 as of December 31, 2015.

Product revenues increased by 10% compared with the same period last year. In local currency terms, product revenues grew by 14% compared with product revenues reported in the fourth quarter of 2014.

Gross profit for the fourth quarter of 2015 was $22.3 million (50.9% of revenues), a decrease of 6% compared with $23.7 million (54.4% of revenues) in the fourth quarter of 2014. The decrease in the gross margin was mainly due to the weakening of the Brazilian Real and the Israeli Shekel versus the US Dollar. In addition, costs of service revenue increased due to the fast growth in subscribers in the past few quarters.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Operating profit for the fourth quarter of 2015 was $10.3 million (23.6% of revenues), an increase of 3% compared with an operating profit of $10.0 million (22.9% of revenues) in the fourth quarter of 2014. Excluding the impact of the change in exchange rates over the period, the operating profit would have increased 30% over the fourth quarter of 2014.

EBITDA for the quarter was $14.2 million (32.3% of revenues), an increase of 1% compared to an EBITDA of $14.1 million (32.3% of revenues) in the fourth quarter of 2014. Excluding the impact of the change in exchange rates over the period, the EBITDA would have increased 27% over the fourth quarter of last year.

Net profit was US$6.2 million in the fourth quarter of 2015 (14.1% of revenues) or fully diluted EPS of US$0.29. This is compared with a net profit of US$7.0 million (16.1% of revenues) or fully diluted EPS of US$0.33 in the fourth quarter of 2014. Excluding the impact of the change in exchange rates over the period, the net profit would have increased 15% over the fourth quarter of last year.

Cash flow from operations during the quarter was $7.7 million.

Full Year Results
Revenues for 2015 reached $175.6 million, a decrease of 4% compared with revenues of $182.1 million in 2014. The subscriber base grew by a record 131,000, net during 2015. Excluding the impact of the change in exchange rates over the past year, the revenues would have increased 15% over 2014.

Gross profit for 2015 was $89.9 million (51.2% of revenues), compared with $97.1 million (53.3% of revenues) in 2014.

Operating profit for 2015 was $40.6 million (23.1% of revenues) compared with an operating profit of $45.9 million (25.2% of revenues) in 2014. Excluding the impact of the change in exchange rates over the period, the operating profit would have increased 11% over last year.

EBITDA for the year was $52.6 million (30.0% of revenues) compared to an EBITDA of $58.1 million (31.9% of revenues) in 2014, a decrease of 9%.  Excluding the impact of the change in exchange rates over the past year, the EBITDA would have increased 14% over last year.

Share in the loss of affiliates, net was $2.4 million in 2015, compared with $0.4 million last year. The increase was due primarily to the investment in IRT, Ituran’s joint venture providing Telematic services in Brazil. This business is expected to become accretive in 2017.

Net income in 2015 was $25.0 million (14.2% of revenues) or fully diluted earnings per share of $1.19. This is compared with a net income in 2014 of $30.4 million (16.7% of revenues) or fully diluted earnings per share of $1.45. Excluding the impact of the change in exchange rates over the period, the net profit would have increased 5% over the fourth quarter of last year.

Cash flow from operations for 2015 was $35.9 million.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

As of December 31, 2015, the Company had net cash, including marketable securities, of $28.9 million or $1.38 per share. This is compared with $40.8 million or $1.94 per share as at December 31, 2014.

Dividend
For the fourth quarter of 2015, a dividend of $6.5 million was declared in line with the Company’s stated policy of issuing at least 50% of net profits in a dividend, on a quarterly basis.

For the full year of 2015, the dividend issued including that of the fourth quarter of 2015, was $16.0 million, representing 64% of the full year net income.

Eyal Sheratzky, Co-CEO of Ituran said, “Despite the currency headwinds which affected our financial results in 2015, we had an excellent year, showing strong growth in local currency terms in the main territories in which we operate. In particular, we grew our subscriber base by 131 thousand, net, since last year, which is well ahead of our previous average of between 60 and 80 thousand per year. This very fast growth has led us to increase operating expenses in 2015, and in the fourth quarter we already began to reap the fruits of our current accelerated subscriber growth.”

Conference Call Information

The Company will also be hosting a conference call later today, February 24, 2015 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0610
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0610
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 948,000 subscribers distributed globally. Established in 1995, Ituran has over 1,500 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor Relations (US) +1 646 201 9246

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2015

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
As of December 31, 2015

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2015	2014

Current assets
Cash and cash equivalents	27,016	38,418
Investment in marketable securities	2,035	2,362
Accounts receivable (net of allowance for doubtful accounts)	27,436	27,960
Other current assets	22,437	22,318
Inventories	12,781	12,164
	91,705	103,222

Long-term investments and debit balances
Investments in affiliated company	4,705	1,016
Investments in other company	78	79
Other non-current assets	1,166	2,091
Deferred income taxes	2,279	2,886
Funds in respect of employee rights upon retirement	7,174	6,642
	15,402	12,714

Property and equipment, net	31,514	31,908

Intangible assets, net	26	452

Goodwill	3,356	4,041

Total assets	142,003	152,337

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2015	2014

Current liabilities
Credit from banking institutions	155	-
Accounts payable	10,466	11,658
Deferred revenues	9,210	9,401
Other current liabilities	21,750	25,253
	41,581	46,312

Long-term liabilities
Liability for employee rights upon retirement	10,637	10,229
Provision for contingencies	622	-
Deferred revenues	973	1,063
Deferred income taxes	-	150
Other non-current liabilities	369	-
	12,601	11,442

Equity:
Stockholders' equity	83,698	90,696
Non - controlling interest	4,123	3,887
Total equity	87,821	94,583

Total liabilities and shareholders’ equity	142,003	152,337

CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
(in thousands	Year ended December 31,		Three months period ended December 31,
except per share data)	2015	2014	2015	2014

Revenues:
Location-based services	127,683	133,692	32,088	32,955
Wireless communications products	47,945	48,435	11,703	10,592
	175,628	182,127	43,791	43,547
Cost of revenues:
Location-based services	46,823	46,852	11,897	11,325
Wireless communications products	38,924	38,142	9,616	8,531
	85,747	84,994	21,513	19,856

Gross profit	89,881	97,133	22,278	23,691
Research and development expenses	2,401	2,526	702	631
Selling and marketing expenses	9,303	9,264	2,391	2,481
General and administrative expenses	37,801	38,617	9,126	9,667
Other expenses, net	(268)	856	(251)	919
Operating income	40,644	45,870	10,310	9,993
Financing income, net	1,189	1,704	415	489
Income before income taxes	41,833	47,574	10,725	10,482
Income tax expenses	(12,822)	(14,246)	(3,165)	(2,873)
Share in losses of affiliated company, net	(2,439)	(421)	(957)	(113)
Net income for the period	26,572	32,907	6,603	7,496
Less:Net income attributable to non-controlling interest	(1,601)	(2,478)	(421)	(482)
Net income attributable to the company	24,971	30,429	6,182	7,014

Basic and diluted earnings per Share of attributable to company’s Stockholders	1.19	1.45	0.29	0.33

Basic and diluted weighted average Number of shares outstanding	20,968	20,968	20,968	20,968

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31,
(in thousands)	2015	2014	2015	2014
Cash flows from operating activities
Net income for the period	26,572	32,907	6,603	7,496
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment of goodwill	11,962	12,219	3,840	4,088
Gain from sale of subsidiary, net (Appendix A)	(951)	-	(951)	-
Exchange differences on principal of deposit and loans, net	-	(23)	-	-
Loss (gains) in respect of trading marketable securities	(666)	(133)	(238)	138
Increase in liability for employee rights upon retirement	717	1,655	215	361
Share in losses of affiliated company, net	2,439	421	957	113
Deferred income taxes	1,731	(737)	791	472
Capital (gain) losses on sale of property and equipment, net	(31)	(270)	(21)	(251)
Decrease (increase) in accounts receivable	117	(1,864)	201	1,004
Decrease (increase) in other current and non-current assets	(2,695)	(4,749)	(2,610)	(3,979)
Decrease (increase) in inventories	(658)	783	(909)	(1,454)
Increase (decrease) in accounts payable	(1,176)	927	(84)	1,839
Increase (decrease) in deferred revenues	(246)	749	618	961
Increase (decrease) in other current and non-current liabilities	(1,201)	(4,154)	(739)	(3,601)
Net cash provided by operating activities	35,914	37,731	7,673	7,187

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement
Net of withdrawals	(804)	(708)	(229)	(168)
Capital expenditures	(18,724)	(14,976)	(3,986)	(5,611)
Investment in marketable securities	(11)	(2,771)	(11)	-
Investments in affiliated company	(5,966)	-	(1,327)	-
Subsidiary no longer consolidated (Appendix A)	(266)	-	(266)	-
Deposit in escrow	-	5,005	-	-
Sale of (investment in) deposit	(341)	(283)	(20)	(160)
Proceeds from sale of property and equipment	406	489	117	363
Net cash used in investment activities	(25,706)	(13,244)	(5,722)	(5,576)

Cash flows from financing activities
Short term credit from banking institutions, net	160	(38)	(287)	(2)
Acquisition of non-controlling interests	-	(500)	-	-
Dividend payment	(17,590)	(19,324)	(2,861)	(3,843)
Dividend payment to non-controlling interest	(1,229)	(2,564)	-	(502)
Net cash used in financing activities	(18,659)	(22,426)	(3,148)	(4,347)
Effect of exchange rate changes on cash and cash equivalents	(2,951)	(5,340)	(1,221)	(1,850)
Net Increase(decrease) in cash and cash equivalents	(11,402)	(3,279)	(2,418)	(4,586)
Balance of cash and cash equivalents at beginning of period	38,418	41,697	29,434	43,004
Balance of cash and cash equivalents at end of period	27,016	38,418	27,016	38,418

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A – Company no longer consolidated

US dollars
Year ended December 31,
(in thousands)	2015

Working capital (excluding cash and cash equivalents), net	1,215
Funds in respect of employee rights upon retirement	(250)
Property and equipment , net	(23)
Liability for employee rights upon retirement	275
Gain from sale of subsidiary	(951)
266